UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
_____________________________________________________________________________

/X/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

_____________________________________________________________________________

COMMISSION FILE NUMBER: 0-8084

_____________________________________________________________________________

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

_____________________________________________________________________________

Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413
(860) 669-8636

Savings Plan of the Connecticut Water Company
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator
Savings Plan of the Connecticut Water Company

We have audited the accompanying statements of net assets available for benefits of Savings Plan of the Connecticut Water Company as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Savings Plan of the Connecticut Water Company as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the 2009 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2009 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP
Glastonbury, Connecticut
June 28, 2010

Savings Plan of the Connecticut Water Company
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets
Cash	$14,916	$4,431

Investments, at fair value
Mutual funds	10,828,654	8,003,549
Connecticut Water Service, Inc. common stock fund	905,261	1,265,547
Collective investment trust	1,845,217	1,469,223
Participant loan accounts	427,009	300,003
Total Investments	14,006,141	11,038,322

Receivables
Due from brokers	--	1,360
Total Assets	14,021,057	11,044,113

Liabilities
Due to brokers	14,916	5,791
Net assets available for benefits at value	$14,006,141	$11,038,322

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008

Changes to net assets attributable to:
Investment income (loss):
Interest	$20,906	$22,810
Dividends	164,486	248,316
Net appreciation (depreciation) in value of investments (see Note 3)	2,037,686	(3,679,225)
	2,223,078	(3,408,099)
Contributions:
Employee contributions (including rollover contributions)	1,033,296	1,205,408
Employer contributions	432,826	231,274
	1,466,122	1,436,682

Total	3,689,200	(1,971,417)

Deductions from net assets attributable to:
Distributions to participants	696,773	736,907
Administrative expenses (see Note 2)	24,608	25,585
Total deductions	721,381	762,492

Net increase (decrease)	2,967,819	(2,733,909)

Net assets available for benefits, beginning of year	11,038,322	13,772,231
Net assets available for benefits, end of year	$14,006,141	$11,038,322

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2009 and 2008

1.	Description of the Plan

The following description of Savings Plan (the "Plan") of the Connecticut Water Company (the "Company") provides only general information.  Participants should refer to the plan document for a more complete description of the Plan's provisions.  The Company is a wholly-owned subsidiary of Connecticut Water Service, Inc.  The Plan was established by the Board of Directors of the Company in 1985 and was amended and restated since that date.  The Plan is a trusteed, defined contribution plan covering all eligible employees of the Company.

Effective April 1, 2001, eligible employees of Crystal Water Company and Gallup Water Service, Inc., which are both wholly-owned subsidiaries of Connecticut Water Service, Inc., became eligible to participate in the Plan.  Effective December 14, 2001, eligible employees of The Barnstable Water Company, a wholly-owned indirect subsidiary of Connecticut Water Service, Inc., became eligible to participate in the Plan.

Wachovia Bank serves both as the Plan's Trustee and record-keeper.  Due to the acquisition of Wachovia Bank by Wells Fargo Bank, N.A., effective January 1, 2010, Wells Fargo Bank, N.A. serves as both as the Plan’s Trustee and record keeper.

Effective January 1, 2009, the Company changed the Plan to meet the requirements of a special Internal Revenue Code (“IRC”) safe harbor.  Under the provisions of this safe harbor plan, the Company will make an automatic contribution of 3% of eligible compensation for all eligible employees, even if the employee does not elect to make their own contributions.  Employees hired after January 1, 2009 are ineligible to participate in the Company’s pension plan, therefore, the Company will contribute an additional 1.5% of eligible compensation to the employee’s account.  Additionally, the Plan contains the following provisions, as described below:

(a)
The Plan includes a profit-sharing contribution of up to 1% of compensation linked to successful completion of specific strategic initiatives.  Profit-sharing contributions have additional requirements and restrictions.  No profit-sharing contributions were made for the 2009 and 2008 Plan years.

(b)
Participant salary deferral contributions are made on a pre-tax basis of between 1% and 50%, or a flat dollar amount up to an annual maximum set by the IRC, for all employees.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

(c)
New employees are eligible to enroll in the Plan after six months and at least 1,000 hours worked.  Enrollment will take place on the first day of the next plan year quarter following the date on which such eligibility requirements are satisfied.

(d)	Participants are eligible to receive Company contributions upon plan enrollment.

Prior to January 1, 2009, the Company match was 50% of each participant's employee salary contribution not to exceed 4% of compensation.

Once eligible, employees can elect to enter into a written salary deferral agreement.  Participant loans and hardship withdrawals are permitted.  Changes in contributions are allowed quarterly.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2009 and 2008

1.	Description of the Plan (continued)

Participants may borrow at least $1,000 to the lesser of $50,000 or 50% of the vested amount of their accounts, at the rate of interest of prime rate plus 1%.  Loans must be repaid within five years, or before attaining age 65, whichever is shorter.  Loans to purchase a principal residence may be repaid within fifteen years.

A participant is fully vested at all times in the accrued balance of his or her entire account.

On a daily basis, the Trustee determines the total net earnings of each investment option and allocates this amount to the accounts of the participants on the basis of the percentage each participant has invested in each investment option.

Employer contributions are deposited into participants' accounts based on the participant elected allocations.

Payments of benefits upon retirement at age 55 or later, or death, are, at the election of the participant, either made in a lump-sum payment, paid over a period of time not to exceed participant's life expectancy, or paid out commencing at age 70-1/2.  Payment of benefits in the event of death are made to the beneficiaries designated by the participant and initiated by the beneficiary.  A retired participant who elects distributions commencing at age 70-1/2 may elect to receive periodic distributions at any time prior to taking a lump-sum payout.  Subject to certain restrictions, distributions to participants under other circumstances are made in the form of lump-sum payments.  Benefits are recorded when paid.

Each participant's account is credited with the participant's contributions, the Company's contributions and account earnings.  Participant's accounts are charged with an allocation of certain administrative expenses to the extent those expenses are not paid by the Company.  Participants are permitted to invest in one or more of the investment options offered pursuant to the provisions of the Plan.

Prior to age 59-1/2, a participant may withdraw balances attributable to employee contributions for hardship purposes only.  Company contributions are not available for hardship distributions.  Participants may withdraw all or any part of their vested balance upon having attained age 59-1/2.

The Due to brokers and Due from brokers line items on the Statements of Net Assets Available for Benefits represent pending trades where settlement has not yet occurred.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2009 and 2008

2.	Summary of Significant Accounting Policies (continued)

Administrative Expenses
Administrative expenses and fees of the Plan are ordinarily paid by the Company unless the Plan administrator directs the Trustee to pay these expenses utilizing Plan assets.  During 2009 and 2008, administrative expenses of $24,608 and $25,585, respectively, were paid to the Trustee out of Plan assets.

Valuation of Investments
Investments held by a collective investment trust are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets of a collective investment trust attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans.  Since there is not a material difference between fair value and contract value for the Wachovia Diversified Stable Value Fund, the Plan’s investment in these collective investment trusts are presented at contract value, which approximates fair value on the Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008.

The investments in the accompanying Statements of Net Assets Available for Benefits are stated at fair value.  Securities traded on a national securities exchange are reported at fair value, at the last reported sales price on the last business day of the Plan year.  Investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and asked prices.  Mutual funds are reported at net asset value.

Participant loans are valued at amortized cost, which represents fair value.

Risks and Uncertainties
The Plan provides for various investment options in mutual funds, collective investment trusts, and common stock fund.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the accompanying financial statements and supplemental schedule.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2009 and 2008

3.	Investments

Participants direct the Trustee regarding the investment of amounts held in their accounts.  The fair value of investments that represent 5% or more of the Plan's total net assets as of December 31, 2009 and 2008 are as follows:

2009
PIMCO Total Return Fund	$1,871,506
Wachovia Diversified Stable Value Fund	1,845,217
MFS Value Fund	1,370,411
American EuroPacific Growth Fund	1,335,426
The Growth Fund of America	1,160,730
Blackrock Funds III Lifepath 2020	1,015,814
Connecticut Water Service, Inc. common stock fund	905,261
Blackrock Funds III Lifepath 2030	778,305
Vanguard 500 Index Fund	735,283

2008
Wachovia Diversified Stable Value	$1,469,223
PIMCO Total Return Fund	1,377,382
Connecticut Water Service, Inc. common stock fund	1,265,547
MFS Value Fund	1,170,769
American EuroPacific Growth Fund	982,165
The Growth Fund of America	823,208
Barclays Global Investors Lifepath 2020	762,992

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated/(depreciated) in value by $2,037,686 and $(3,679,225), respectively, as follows:

	2009	2008

Mutual funds	$1,943,825	$(3,768,333)
Common stock fund	60,144	32,740
Collective investment trust	33,717	56,368
	$2,037,686	$(3,679,225)

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2009 and 2008

4.	Fair Value Measurements

The Plan values its financial instruments based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In order to increase consistency and comparability in fair value measurements, a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial assets carried at fair value at December 31, 2009 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$10,828,654	$--	$--	$10,828,654
Collective Investment Trust	--	--	905,261	905,261
Common Stock fund	--	1,845,217	--	1,845,217
Participant Loans	--	--	427,009	427,009
	$10,828,654	$1,845,217	$1,332,270	$14,006,141

Financial assets carried at fair value at December 31, 2008 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$8,003,549	$--	$--	$8,003,549
Collective Investment Trust	--	--	1,469,223	1,469,223
Common Stock fund	--	1,265,547	--	1,265,547
Participant Loans	--	--	300,003	300,003
	$8,003,549	$1,265,547	$1,769,226	$11,038,322

Investments in mutual funds are valued at the net asset value of shares held by the Plan at year end using market prices on active markets (Level 1).  Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Investments in the common stock fund are valued at the closing price reported on the active market on which the individual securities are traded, plus any uninvested cash position (Level 2).

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2009 and 2008

The Plan’s interest in the collective investment trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year end (Level 3).  The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Participant loans are valued at amortized cost, which approximates fair value (Level 3).

The following table rolls forward the Plan’s Level 3 assets for the year ended December 31, 2009:

	Collective Investment Trust	Participant Loans	Total
Balance, beginning of year	$1,469,223	$300,003	$1,769,226
Net appreciation	33,717	--	33,717
Purchases, sales, issuances and settlements (net)	342,277	127,006	469,283
Balance, end of year	$1,845,217	$427,009	$2,272,226

5.	Tax Status

The Plan obtained its latest determination letter on March 22, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax exempt as of December 31, 2009.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related-Party Transactions

Section 3(14) of the Employee Retirement Income Security Act of 1974, as amended, defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan.  Accordingly, loans to participants and investments in Connecticut Water Service, Inc. common stock fund are considered party-in-interest transactions. The Plan held 51,468 and 76,323 units of the Company’s common stock fund as of December 31, 2009 and 2008, respectively.  The fair value of the investment in the Company’s common stock fund was $905,261 and $1,265,547 as of December 31, 2009 and 2008, respectively.  Net appreciation (depreciation) in the Plan's investment in Connecticut Water Service, Inc. common stock fund was $60,144 and $32,740 for the years ended December 31, 2009 and 2008, respectively.  Dividends are reinvested in the Plan when paid.  Total dividends paid during the years ended December 31, 2009 and 2008 were $30,843 and $44,403, respectively.

The Plan's investment in the Wachovia Bank Diversified Stable Value Fund managed by the Trustee is considered an exempt party-in-interest transaction.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2009 and 2008

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Savings Plan of the Connecticut Water Company
EIN:  06-0713930
Plan Number:  003
Schedule H - Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2009

		Description of Investment
		including Maturity Date,
	Identity of Issuer, Borrower, Lessor or	Rate of Interest, Collateral		Current
	Similar Party	Par, or Maturity Value	Cost	Value

	American EuroPacific Growth Fund	Mutual Fund	**	$1,335,426
	American Balanced Fund	Mutual Fund	**	419,665
	Artisan Small Cap Fund	Mutual Fund	**	800,249
	Blackrock Funds III Lifepath 2010	Mutual Fund	**	124,919
	Blackrock Funds III Lifepath 2020	Mutual Fund	**	1,015,814
	Blackrock Funds III Lifepath 2030	Mutual Fund	**	778,305
	Blackrock Funds III Lifepath 2040	Mutual Fund	**	220,742
	Janus Mid Cap Value Fund	Mutual Fund	**	593,030
	The Growth Fund of America	Mutual Fund	**	1,160,730
	Vanguard 500 Index Fund	Mutual Fund	**	735,283
	Vanguard Small Cap Index Fund	Mutual Fund	**	289,606
	Vanguard Value Index Fund	Mutual Fund	**	112,968
	MFS Value Fund	Mutual Fund	**	1,370,411
	PIMCO Total Return Fund	Mutual Fund	**	1,871,506
	Total Mutual Funds			10,828,654

*	Connecticut Water Service, Inc.	Common Stock Fund	**	905,261

*	Wachovia Diversified Stable Value Fund	Collective Investment Trust	**	1,845,217

*	Participant Loans	Interest rates ranging from
		4.25% to 9.25%, maturing
		between 2010 and 2014	**	427,009

	Total Investments			$14,006,141

*	Indicates a party-in-interest

**	Cost information was omitted since all investments are participant directed.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY
Date: June 28, 2010	By: /s/ David C. Benoit Name: David C. Benoit Title: Vice President and Chief Financial Officer, Connecticut Water Company, the Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of J.H. Cohn LLP